                                    FORM 11-K


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549




      (Mark One)

      (X) Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

      For the fiscal year ended December 31, 2001


                                       or

      ( ) Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

      For the transition period from                     to
                                      ------------------    -----------------

      Commission file number 1-11720




                         ADVO, Inc. 401(k) Savings Plan
             ------------------------------------------------------
                            (Full title of the plan)




                                   ADVO, Inc.
                                One Univac Lane,
                                  P.O. Box 755,
                             Windsor, CT 06095-0755
             ------------------------------------------------------
           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

                         ADVO, Inc. 401(k) Savings Plan

                                  Annual Report

                               Index to Form 11-K

                          Year Ended December 31, 2001




Report of Independent Auditors

Financial Statements:

         Statements of Assets Available for Plan Benefits as of
              December 31, 2001 and 2000

         Statements of Changes in Assets Available for Plan Benefits for the years ended December 31, 2001 and 2000

         Notes to Financial Statements

Supplemental Schedule:

Schedule I - Schedule H, Line 4i -Schedule of Assets (Held at End of Year)

Signature

Exhibit 23 - Consent of Ernst & Young LLP

                         Report of Independent Auditors


To the Plan Administrator of
ADVO, Inc.
401(k) Savings Plan

We have audited the accompanying statements of assets available for plan benefits of the ADVO, Inc. 401(k) Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan at December 31, 2001 and 2000, and the changes in its assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



                                                     \s\ Ernst & Young LLP


Hartford, Connecticut
June 6, 2002

                                   ADVO, INC.
                               401(k) SAVINGS PLAN
                STATEMENTS OF ASSETS AVAILABLE FOR PLAN BENEFITS



                                                           December 31,
                                                  ------------------------------
      Assets                                          2001              2000
                                                      ----              ----
   Investments at Fair Value                      $ 75,268,954      $ 76,781,444


   Receivables:
      Employees' Contributions                         338,555           348,047
        Employer's Contributions                       208,623           215,939
                                                  ------------      ------------
            Total Receivables                          547,178           563,986
                                                  ------------      ------------

  Assets Available for Plan Benefits              $ 75,816,132      $ 77,345,430
                                                  ============      ============



                See accompanying notes to financial statements.

                                   ADVO, INC.
                               401(k) SAVINGS PLAN
           STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS


                                                                Year-ended
                                                               December 31,
                                                     -------------------------------
Additions to assets attributed to:                       2001               2000
   Investment income:
       Net realized and unrealized depreciation
         in fair value of investments                $ (7,637,450)      $ (3,568,712)
       Interest                                           212,858            199,095
       Dividends                                        1,904,778          3,385,412

   Contributions:
       Employee                                         7,505,562          7,488,874
       Employer                                         4,990,152          4,922,064
       Employee rollover                                  559,122            504,555
                                                     ------------       ------------

   Total Additions                                      7,535,022         12,931,288

       Deductions to assets attributed to:

   Benefit payments                                     9,064,320          8,367,735
                                                     ------------       ------------

   Net (decrease)/increase in assets available
      for plan benefits:                               (1,529,298)         4,563,553

   Assets Available for Plan Benefits:
      Beginning of the year                            77,345,430         72,781,877
                                                     ------------       ------------

      End of the year                                $ 75,816,132       $ 77,345,430
                                                     ============       ============



                See accompanying notes to financial statements.

                                   ADVO, INC.
                               401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2001


A.    DESCRIPTION OF THE PLAN

The following description of the ADVO, Inc. 401(k) Savings Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees ("participants") of ADVO, Inc. (the "Company") who have completed six months of service. For the 2000 plan year, employees were required to complete one year of service.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute up to 16 percent of their annual compensation on a pretax basis, as defined in the Plan. Participants may also contribute amounts representing rollover distributions from other defined contribution plans.

The Company contributes 100 percent of the first 6 percent of a participant's pay deferral contributions to the Plan.

All investment programs are fully participant directed. Participants direct the investment of their and the Company's contributions into various investment options offered by the Plan. The Plan currently offers nine investment options: three collective investment funds, four mutual funds, and two ADVO custom funds which include a fund with Company common stock.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's matching contribution, and the Plan's earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are immediately vested in their voluntary contributions and related employer matching contributions plus actual earnings thereon.

Payment of Benefits

Upon termination of service, a participant may elect to receive a lump-sum amount equal to the value of their account.

                                   ADVO, INC.
                               401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2001


Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator. Principal and interest are paid ratably through monthly payroll deductions.

Expenses of the Plan

All costs and expenses of operation and administration of the Plan are paid by the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will remain 100 percent vested in their accounts. After payment of expenses, distributions would be made pro rata based on the value of such accounts.

ADVO Custom Funds

Employer custom funds include the ADVO AXP New Dimensions Fund and the ADVO Stock Fund. Custom funds are unregistered custom separate accounts maintained by the Trustee and established by the Company for the benefit of the Plan and any other qualified plan of the Company. Ownership is represented by each plan's proportionate units of participation.

Although the performance of the custom fund is based on the performance of the underlying mutual fund or Company common stock, the value of a fund unit is different from the net asset value of the mutual fund or the price of one share of common stock. Changes in the unit value of the fund will be affected by price changes in the underlying mutual fund or common stock, earnings, dividends, interest and applicable fees and expenses of the fund. Additionally, the funds maintain highly liquid money market instruments which may contribute to differences in performance between the fund units and net asset value of the underlying mutual funds or common stock.

Subsequent Event

Effective January 1, 2002, the MailCoups Inc. 401(k) Savings Plan will merge into the Plan. MailCoups Inc.'s associates will be entitled to the provisions of the ADVO Plan.

B.    SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Valuation of Investments

The fair value of investments in mutual funds is based on the quoted market prices of the shares held in these funds at year-end.

                                    ADVO, INC
                               401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2001


The fair value of investments in the collective investment funds and the ADVO custom funds is based on the net asset value ("NAV") of participation units held by the Plan at year-end. These NAVs are calculated based on the current market value of the underlying securities and the current number of units held by participants in these funds.

Participant loans are stated at their outstanding principal balances which approximate fair value.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. While management believes that the estimates and related assumptions in the preparation of these financial statements are appropriate, actual results could differ from those estimates.

C.    INVESTMENTS

The Plan's investments are primarily held by bank-administered trust funds. The following table presents the fair value of investments. Investments that represent 5% or more of the Plan's assets available for plan benefits are separately identified by the following "*".

                                                                     December 31,
                                                         -----------------------------------
                                                             2001                   2000
                                                             ----                   ----
Cash                                                     $      3,121           $      2,754

Collective Investment Funds:

Merrill Lynch Income Accumulation Fund                      9,239,356 *            7,247,837 *
Barclays Global Investors Asset Allocation Fund             9,471,071 *           10,535,251 *
Barclays Global Investors S&P MidCap Stock Fund             6,041,626 *            5,027,571 *

Mutual Funds

Templeton Foreign Fund                                      2,952,642              2,952,219
Barclays Global Investors S&P 500 Stock Fund               17,575,977 *           20,035,185 *
Lord Abbett Developing Growth Fund                          2,389,022              2,137,339
Merrill Lynch Retirement Reserves Money Fund                5,493,808 *            3,851,055

ADVO Custom Funds:

ADVO AXP New Dimensions Fund                               13,864,215 *           16,997,779 *
ADVO Stock Fund                                             5,680,370 *            5,719,970 *

Participant Loans                                           2,557,746              2,274,484
                                                         ------------           ------------

TOTAL                                                    $ 75,268,954           $ 76,781,444
                                                         ============           ============

                                    ADVO, INC
                               401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2001


During 2001 and 2000, the Plan's investments (including investments purchased, sold as well as held during the year) (depreciated)/appreciated in fair value as determined by quoted market prices as follows:

                                                Net Realized and Unrealized
                                                (Depreciation)/ Appreciation
                                                In Fair Value of Investments
                                            ------------------------------------
                                                2001                   2000
                                                ----                   ----
Collective Investment Funds                 $   (717,082)          $    828,362
Mutual Funds                                  (4,149,112)            (5,356,017)
ADVO Custom Funds                             (2,771,256)               958,943
                                            ------------           ------------
                                            $ (7,637,450)          $ (3,568,712)
                                            ============           ============


D.    DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of assets available for plan benefits per the financial statements to the Plan's Form 5500:

                                                        December 31,
                                             -----------------------------------
                                                 2001                  2000
                                                 ----                  ----
Assets available for plan benefits
   per the financial statements              $ 75,816,132          $ 77,345,430
Transfer from the MailCoups, Inc.
  401(k) Savings Plan                             805,045                    --
Amounts allocated to withdrawn
   participants                                        --              (429,623)
                                             ------------          ------------
Assets available for plan benefits
   per the Form 5500                         $ 76,621,177          $ 76,915,807
                                             ============          ============

The following is a reconciliation of benefit payments per the financial statements to the Plan's Form 5500:

                                                    Year Ended December 31,
                                               ---------------------------------
                                                   2001                  2000
                                                   ----                  ----
Benefit payments per
  the financial statements                     $ 9,064,320           $ 8,367,735
  Add: Current year amounts allocated
  to withdrawn participants                             --               429,623
  Less: Prior year amounts allocated
  to withdrawn participants                       (429,623)             (107,053)
                                               -----------           -----------
Benefits paid to participants per
   the Form 5500                               $ 8,634,697           $ 8,690,305
                                               ===========           ===========

                                    ADVO, INC
                               401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2001


Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

E.    INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated August 23, 1995, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

                                                                      SCHEDULE I

                                   ADVO, INC.
                               401(k) SAVINGS PLAN
           EMPLOYER IDENTIFICATION NUMBER 06-0885252, PLAN NUMBER 001
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                DECEMBER 31, 2001


                                                               Description of Investment,
Identity of Issue, Borrower, Lessor                         Including Maturity Date, Rate of
         or Similar Party                                    Interest, Par or Maturity Value        Current Value
         ----------------                                    -------------------------------        -------------
Cash                                                                        --                      $       3,121

Collective Investment Funds:
   Merrill Lynch Income Accumulation Fund                            9,239,356 units                    9,239,356
   Barclays Global Investors Asset Allocation Fund                     275,803 units                    9,471,071
   Barclays Global Investors S&P MidCap Stock Fund                     160,767 units                    6,041,626


Mutual Funds:
   Templeton Foreign Fund                                              319,205 units                    2,952,642
   Barclays Global Investors S&P 500 Stock Fund                      1,009,533 units                   17,575,977
   Lord Abbett Developing Growth Fund                                  158,109 units                    2,389,022
   Merrill Lynch Retirement Reserves Money Fund                      5,493,807 units                    5,493,808

*ADVO Custom Funds:
   ADVO AXP New Dimensions Fund                                        475,034 units                   13,864,215
   ADVO Stock Fund                                                     164,718 units                    5,680,370


Participant Loans                                            Bear interest at rates ranging
                                                             from 6.00%-10.50% with varying
                                                             maturity dates                             2,557,746
                                                                                                    -------------

    TOTAL                                                                                           $  75,268,954
                                                                                                    =============


* Indicates party-in-interest to the Plan.

Cost column is not applicable because all investment programs are fully participant directed.

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the ADVO, Inc., Associate Savings Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                        ADVO, Inc.
                                        401(k) Savings Plan




Date: June 19, 2002                         By: \s\ SCOTT ESPOSITO
      -------------                             ----------------------------
                                                Scott Esposito
                                                Vice President, Human Resources